Exhibit 2.2

Huntwicke Capital Group Share Agreement

WS Advantage LP 7 Grove Street, STE 202 Topsfield, MA 01983	November 1st, 2016

Huntwicke Capital Group INC. 6 Park Street Topsfield, Mass 01983

Re: Exchange of HCGI shares.

To whom it may concern:

This letter formalizes the agreement that Hunwicke Capital Group, Inc. agrees to transfer 125,000 shares of HCGI at $7 per share to WS Advantage LP in return for:

1.       All of WS Advantage LP's interests in Riversky Realty LLC in the property located at 17/19 Main Street, Topsfield, Mass. WS Advantage agrees to take on all risk of HCGI shares moving forward from the date of this agreement.

2.       Seller agrees to keep all information about the Company, its products and services which he has learned during the course of his membership therein ("Confidential Information") strictly confidential. Seller will not disclose any Confidential Information to a third party, or use any Confidential Information for any purpose, at any time. Seller will promptly, but in no event later than 15 days after the execution and delivery of this Agreement, return to the Company any Confidential Information now in his possession.

3.       By their respective signatures below, each of Seller and Buyer (the "Releasing Party") hereby irrevocably and unconditionally releases the other party and the Company, and their respective successors and assigns, from any action, claim, liability, cause of action, debt, obligation, agreement or promise whatsoever, known or unknown, that the Releasing Party ever had, now have or may now or hereafter have against the other party or the Company, or which the Releasing Party may owe to any of them, from the beginning of the world to and including the date of this agreement, provided that Seller and Buyer duly perform their respective obligations under this Agreement.

4.       This agreement contains our entire agreement on this subject, supersedes any and all prior agreements and understandings, and may not be changed, withdrawn or revoked except by a written instrument signed by all of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, and any action, claim or proceeding brought hereunder shall be commenced exclusively in the federal or state courts located in such State.

Please confirm, by signing this letter in the space below, your agreement to the foregoing. Kindly return an original signed counterpart of this Agreement for my records.

Very truly yours,

/s/ Brian Woodland
Duly Authorized
Huntwicke Capital Group INC. President

ACCEPTED AND AGREED TO:

/s/ Brian Woodland
Duly Authorized WS Advantage LP Managing Partner